SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: August 4, 2016

Quarterly Securities Report

For the three months ended June 30, 2016

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On August 4, 2016, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2016 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements of the Company and its consolidated subsidiaries (collectively “Sony”) that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms, and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments; (x) significant volatility and disruption in the global financial markets or a ratings downgrade; (xi) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xii) the outcome of pending and/or future legal and/or regulatory proceedings; (xiii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiv) the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; (xv) Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and (xvi) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2015	Three months ended June 30, 2016	Fiscal year ended March 31, 2016
Sales and operating revenue	1,808,059	1,613,199	8,105,712
Operating income	96,907	56,192	294,197
Income before income taxes	138,710	57,016	304,504
Net income attributable to Sony Corporation’s stockholders	82,441	21,166	147,791
Comprehensive income (loss)	79,005	(30,981)	(44,915)
Total equity	3,001,055	3,068,446	3,124,410
Total assets	16,091,366	16,381,745	16,673,390
Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	70.52	16.78	119.40
Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	70.36	16.44	117.49
Ratio of stockholders’ equity to total assets (%)	14.8	14.7	14.8
Net cash provided by (used in) operating activities	(154,290)	16,186	749,089
Net cash used in investing activities	(172,002)	(219,178)	(1,030,403)
Net cash provided by (used in) financing activities	(7,823)	(98,553)	380,122
Cash and cash equivalents at end of the period	628,087	631,074	983,612

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2016.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2017. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 8. Business segment information”.

As of June 30, 2016, the Company had 1,319 subsidiaries and 111 affiliated companies, of which 1,290 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 103 affiliated companies.

II	State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factors below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2016. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Sony could incur asset impairment charges for goodwill, intangible assets or other long-lived assets.

Sony has a significant amount of goodwill, intangible assets and other long-lived assets, including production facilities and equipment in its electronics businesses. A decline in financial performance, market capitalization or changes in estimates and assumptions used in the impairment analysis, which in many cases requires significant judgment, could result in impairment charges against these assets. Goodwill and indefinite lived intangible assets are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Such an event or change in circumstances would include unfavorable variances from or adjustments to established business plans, significant changes in forecasted results or volatility inherent to external markets and industries. The increased levels of global competition and the faster pace of technological change to which Sony is exposed can result in greater volatility of these estimates, assumptions and judgments, and increase the likelihood of impairment charges. In addition, the recoverability of the carrying value of long-lived assets held and used and long-lived assets to be disposed of is reviewed whenever events or changes in circumstances, including the types of events or changes described above with respect to goodwill and intangible assets, indicate that the carrying value of the assets or asset groups may not be recoverable. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. For example, in the fiscal year ended March 31, 2014, Sony recorded impairment charges including a 32.1 billion yen impairment charge related to long-lived assets in the battery business in the Devices segment, a 25.6 billion yen impairment charge related to long-lived assets in the disc manufacturing business outside of Japan and the U.S. and goodwill across the entire disc manufacturing business in All Other, and a 12.8 billion yen impairment charge related to long-lived assets in the PC business in All Other. In the fiscal year ended March 31, 2015, Sony recorded a 176.0 billion yen impairment charge related to goodwill in the Mobile Communications segment. In the fiscal year ended March 31, 2016, Sony recorded impairment charges in the Devices segment related to long-lived assets in the battery business and in the camera module business of 30.6 billion yen and 59.6 billion yen, respectively. In the first quarter of the fiscal year ending March 31, 2017, Sony recorded a 20.3 billion yen impairment charge against long-lived assets in the Semiconductors segment resulting from the termination of development and manufacturing of certain high-functionality camera modules for external sale. Any such charge may adversely affect Sony’s operating results and financial condition.

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2016.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 17, 2016.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2016, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2016” submitted to the SEC on Form 6-K on July 29, 2016.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2016”

https://www.sec.gov/Archives/edgar/data/313838/000115752316006310/a51389107.htm

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 17, 2016. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2016, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

During the three months ended June 30, 2016, the average rates of the yen were 108.1 yen against the U.S. dollar, which is 12.3 percent higher than the same quarter of the previous fiscal year (“year-on-year”) and 122.1 yen against the euro, which is 9.9 percent higher year-on-year.

For the three months ended June 30, 2016, sales were 1,613.2 billion yen, an decrease of 10.8 percent year-on-year, while on a constant currency basis, sales decreased approximately 3 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 56.2 billion yen was recorded for the three months ended June 30, 2016, a decrease of 40.7 billion yen year-on-year (a decrease of approximately 29.2 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Semiconductors and Components segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned six segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
					Change on constant currency basis	Impact of changes in foreign exchange rates
		Three months ended June 30		Change in yen
		2015	2016
MC	Sales	280.5	185.9	-33.7%	-30%	-9.3
	Operating income (loss)	(22.9)	0.4	+23.3	+18.9	+4.4
G&NS	Sales	288.6	330.4	+14.5%	+25%	-29.6
	Operating income	19.5	44.0	+24.6	+25.8	-1.3
IP&S	Sales	164.7	122.2	-25.8%	-18%	-12.5
	Operating income	17.7	7.5	-10.2	-4.5	-5.7
HE&S	Sales	253.1	235.9	-6.8%	+4%	-27.3
	Operating income	10.9	20.2	+9.3	+11.9	-2.6
Semiconductors	Sales	187.4	144.4	-22.9%	-14%	-16.2
	Operating income (loss)	32.7	(43.5)	-76.2	-68.0	-8.2
Components	Sales	57.1	44.1	-22.7%	-14%	-5.0
	Operating loss	(2.3)	(4.7)	-2.4	-1.2	-1.2

In addition, sales for the Pictures segment increased 6.9 percent year-on-year to 183.3 billion yen, an approximately 20 percent increase on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 8.7 percent year-on-year to 141.5 billion yen, an approximately 17 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, for all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s quarterly weighted average exchange rate for the three months ended June 30, 2015 from the three months ended June 30, 2016 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rate for the three months ended June 30, 2015 from the three months ended June 30, 2016 from U.S. dollar to yen to the U.S. dollar basis operating results. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month period ended June 30, 2016, since it is the same as described in a press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the First Quarter Ended June 30, 2016” submitted to the SEC on Form 6-K on July 29, 2016.

URL: The press release titled “Consolidated Financial Results for the First Quarter Ended June 30, 2016”

https://www.sec.gov/Archives/edgar/data/313838/000115752316006310/a51389107.htm

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

Except for the revised trend information below, there was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 17, 2016. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Issues Facing Sony and Management’s Response to those Issues

The global economic recovery has been weakening amid increasing financial turbulence, with recovery in advanced economies remaining only modest, and prospects across emerging countries continue to be uneven and generally weaker than in the past 20 years. In advanced economies, factors such as unfavorable demographic trends and low productivity growth continue to weigh on the recovery. In emerging markets, while growth in China and most of emerging Asia is generally projected to be high, Brazil, Russia and other commodity exporters face severe macroeconomic conditions. Furthermore, shocks of a noneconomic origin, related to geopolitical conflicts, political discord, or terrorism loom over many regions, and could have a significant impact on the global economy.

The uncertain economic environment surrounding Sony is compounded by continued, intense pricing pressure from competitors, shrinking markets for certain key products and shorter product cycles, primarily in Sony’s Electronics businesses.

On February 18, 2015, Sony unveiled its mid-range plan announcing that it would position Return on Equity (“ROE”) as its most important performance indicator. With the goal of transforming into a highly profitable enterprise, Sony set targets of ROE above 10 percent and operating income above 500 billion yen for the fiscal year ending March 31, 2018, the last year of the mid-range plan.

Sony’s key strategies for business operations are as follows:

•	Business management that emphasizes profitability, without necessarily pursuing volume.

•	Business management that grants each business unit greater autonomy and mandates a focus on shareholder value.

•	Clearly defined positioning of each business within a broader business portfolio perspective.

Based on its specific characteristics and the competitive landscape, each of the Sony Group’s businesses is classified as a “growth driver,” “stable profit generator,” or “area focusing on volatility management” in terms of its position within Sony’s overall business portfolio. Each business has been assigned a target figure for Return on Invested Capital (“ROIC”) linked with the ROE target for Sony Group as a whole, and managed with a clear emphasis on profitability.

On June 29, 2016, Sony held its Corporate Strategy Meeting for the fiscal year ending March 31, 2017 and provided an update on the progress of its mid-range corporate plan covering the fiscal year ended March 31, 2016 through the fiscal year ending March 31, 2018. Sony also presented details of initiatives it is undertaking to establish the Company’s foundations for the future beyond the fiscal year ending March 31, 2018. Highlights from this presentation are outlined below.

1. Progress of Mid-range Corporate Plan (fiscal year ended March 31, 2016 – fiscal year ending March 31, 2018)

Sony’s mid-range corporate plan from the fiscal year ended March 31, 2016 through the fiscal year ending March 31, 2018 is transitioning the Company from a period focused primarily on restructuring to a new phase with “profit generation and investment for growth” as its theme. Under this plan, Sony is aiming to realize its transformation into a highly profitable enterprise. Sony’s target of consolidated ROE of more than 10% and consolidated operating profit of more than 500 billion yen for the Sony Group in the fiscal year ending March 31, 2018, the final year of its mid-range corporate plan, remains unchanged, and the Company is continuing to manage each of its businesses with the aim of achieving its transformation into a highly profitable enterprise.

In the fiscal year ended March 31, 2016, the first year of its mid-range plan, Sony significantly improved consolidated operating income and consolidated net income attributable to stockholders compared with the previous year. In particular, the revitalization of its “SONY”-branded consumer electronics businesses contributed significantly to this improved profitability. Sony recognizes that this revitalization was a result of comprehensive measures that have steadily been carried out to enhance product competitiveness and differentiation in these businesses, as well as structural reform and cost optimization measures. These businesses are expected to provide the foundations for the Company’s achievement of its financial target for the fiscal year ending March 31, 2018 of consolidated operating profit of more than 500 billion yen. At the same time, with the competitive environment in the consumer electronics industry continuing to drastically change, Sony also plans to aggressively undertake new challenges within these businesses.

Progress of Key Segments and Related Initiatives

Game and Network Services

Sony considers the Game and Network Services segment the largest growth driver of its mid-range corporate plan, and as of May 2016, PlayStation®4 has cumulatively sold through more than 40 million units to customers worldwide, continuing its rapid growth and expansion as the fastest-selling console in PlayStation® history. The platform as a whole, including network services, is receiving widespread customer acclaim, and profit growth is exceeding the expectations held when the mid-range corporate plan was initially formed.

The network services business is also continuing to grow, achieving a 50% increase in sales in the fiscal year ended March 31, 2016 as compared to the previous fiscal year. The user base is expanding, driven in particular by the PlayStation®Plus membership service, and Sony has continued to engage in investment towards further growth.

Sony’s new PlayStation®VR virtual reality system is scheduled to launch in October 2016. Sony has identified virtual reality as an area it believes offers great future potential for the Sony Group in games, as well as other areas. Virtual reality is an application in which Sony believes it can leverage its technological strengths in areas such as digital imaging, content acquisition and production, as well as its entertainment assets. The Company is accordingly engaging with virtual reality across the Sony Group, and also considering the possibility of cultivating it as a new business domain.

Pictures and Music

In the Pictures and Music segments, with the shift to digital and proliferation of streaming services, the industry itself is undergoing a major transition. The ways that customers consume content, and their individual needs, are becoming increasingly diverse. With the Sony Group’s array of creative talent, ability to create high-quality entertainment, and wealth of content, the current business environment presents major opportunities, and Sony intends to accelerate its growth into these areas.

In the Pictures segment, the growth of subscription-based video services and emergence of “binge-watching” viewing styles, has led to a significant increase in demand for high-quality television content, particularly drama. With Sony Pictures Television producing a succession of major hits, including “Breaking Bad,” “Better Call Saul,” and “The Blacklist,” Sony believes it is well-positioned to take advantage of these trends.

In the Music segment, the discovery, development and promotion of artists such as Adele, whose record-breaking hit “25” made a significant contribution to profit in the fiscal year ended March 31, 2016, will continue to form the basis of Sony’s business activities. At the same time Sony is engaging in strategic investment to strengthen its recurring revenue businesses within this segment, as demonstrated by the full acquisition of independent music distributor Orchard Media, Inc. in April 2015, and its agreement to fully acquire Sony/ATV Music Publishing LLC announced in April 2016.

Devices*

In the Devices segment, which Sony classified as a “growth driver” in its mid-range corporate plan alongside the three segments above, Sony announced a significant downward revision to its full year results forecast in the fiscal year ended March 31, 2016 due to lower than expected sales in the core image sensor business, caused in particular by slowing growth within the smartphone market. The rate of profit growth in this business is expected to continue to decline through the fiscal year ending March 31, 2018. Sony plans to take an approach to management that prioritizes speed of response to changes in the market environment, and focuses on Sony’s areas of strength.

At the same time, in terms of image sensors for mobile products, while the smartphone market itself is slowing, the shift to dual-lens cameras and the requirement for higher pixel density is expected to lead to increased demand in the future. With its technological expertise in these areas, these could be favorable market trends for Sony. By taking advantage of these shifts in the business landscape and also by continuing its existing efforts to expand sales volume, Sony is aiming to revitalize the profitability of this business from the second half of the fiscal year ending March 31, 2017 and into the fiscal year ending March 31, 2018.

From a mid- to long-term perspective, Sony continues to expect significant future growth for the image sensor-business. This business accordingly continues to be positioned as a growth driver.

In terms of new image sensor applications, Sony sees potential growth in surveillance cameras, as well as in factory automation, IoT (Internet of Things) including drones, and automotive applications. While it is expected to be some time before Sony’s image sensor business for automotive applications is fully established, it is an area where Sony anticipates growth and is investing in R&D aggressively.

*Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of the segment, as well as modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into two segments, a Semiconductors segment and a Components segment. The image sensor business is included in the Semiconductors segment.

Financial Services

In the Financial Services segment, each of the life insurance, non-life insurance, banking and nursing care business have continued to steadily expand their business operations, based on the high level of trust they have gained among customers. However, the ultra-low interest rate environment in Japan is expected to present challenges in terms of generating profit in this segment for the duration of the current mid-range corporate plan, and therefore projections for this segment which were incorporated in our mid-range corporate plan have been revised.

In the core life insurance business, Sony is reevaluating its product lineup and sales strategy and executing initiatives, including comprehensive risk management measures, in order to maintain and improve profitability. Sony will target mid- to long-term growth by continuing to focus on providing high-quality and convenient services in life insurance and across all its other businesses.

2. New Initiatives Looking Towards the Future

Based on its mission of being a company that provides customers with kando, and inspires and fulfills their curiosity, Sony will continue to target growth by developing the three pillars of its business—electronics, entertainment and financial services—and creating new business opportunities in these business domains.

Sony believes its strength lies in its ability to develop products that exist at the closest point of contact with its customers and resonate with them at an emotional level, and to place them in the hands of customers around the world. In other words, Sony connects with its customers at the “last one inch” of the user experience.

Sony intends to accelerate efforts to leverage its strengths in new business areas, based on the dual principles of its mission to provide customers with kando, and the pursuit of recurring revenue business models that generate sustainable business and profit growth.

While continuing to proceed with the new business creation initiatives in which Sony is currently engaged, the Company will aim to combine its existing strengths in areas such as video and audio technologies, sensors and mechatronics, with artificial intelligence (AI), robotics, communications and other elements, and by doing so offer new proposals at the “last one inch” across all types of living spaces.

In addition to initiatives already under way, such as the drone-based enterprise solutions that have been launched by Aerosense Inc., Sony’s joint venture with ZMP Inc., and the development of a range of Xperia smart products announced earlier this year, Sony has also embarked on the development of a robot capable of forming an emotional bond with customers, and able to grow to inspire love and affection. In April 2016 Sony established a new organization in this area that is working towards a business launch. Sony will seek to propose new business models that integrate hardware and services to provide emotionally compelling experiences. In the future, Sony will explore broader business opportunities for its robotics and AI technologies, including applications such as production processes and logistics.

In order to accelerate R&D in the areas that Sony will focus on going forward, Sony intends to further strengthen its collaboration with leading external researchers and start-up companies, and create a more open ecosystem. As part of these efforts, Sony established the “Sony Innovation Fund,” a corporate venture capital fund, which launched in July 2016.

Having advisors and business incubators actively participate in strategically important businesses will enable Sony to support the growth of companies in which it invests, and also provide opportunities to nurture Sony’s leaders of tomorrow.

Due to the earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region, manufacturing operations were affected at Sony Semiconductor Manufacturing Corporation’s Kumamoto Technology Center, which is the primary manufacturing site of image sensors mainly for digital cameras, security cameras and micro-display devices. As a result of Sony’s recovery effort, full utilization on a wafer input basis was reached by the end of July, 2016.

Group Environmental Mid-Term Targets “Green Management 2020”

Sony announced in June 2015 the establishment of its “Green Management 2020” group environmental mid-term targets that will take effect from fiscal 2016 (the fiscal year ending March 31, 2017) through fiscal 2020 (the fiscal year ending March 31, 2021). Based on the following three pillars, Sony plans to implement various initiatives to reduce the Sony Group’s environmental footprint:

•	Formulate targets and implement initiatives that leverage the distinctive characteristics of Sony’s businesses, from Electronics to entertainment. Among these, reduce annual energy consumption by an average of 30 percent (compared to levels at the fiscal year ended March 31, 2014) in Electronics products, and in entertainment, continue to look to use its contents to raise awareness of sustainability issues and inspire environmentally conscious actions.

•	Enhance efforts to reduce Sony’s environmental footprint across its entire value chain, including manufacturing partners and suppliers, by calling on them to reduce greenhouse gas (GHG) emissions and water consumption.

•	Accelerate the use of renewable energy.

Sony’s long-term vision is to achieve a “zero environmental footprint” throughout all stages of its product lifecycles and business activities by 2050. The “Green Management 2020” mid-term plan has been backcasted (calculated backwards) in order to determine the necessary intermediate steps that need to be taken by fiscal 2020 (the fiscal year ending March 31, 2021) on the way to this long-term goal. Sony achieved almost all of the targets set forth in its previous plan, “Green Management 2015,” which covered the five-year period up to and including fiscal 2015 (the fiscal year ended March 31, 2016). With “Green Management 2020,” Sony plans to further accelerate its various initiatives directed towards its ultimate goal of a “zero environmental footprint.”

Sony plans to also continue to participate in the WWF’s Climate Savers Programme, which aims to achieve reductions in greenhouse gas emissions, from the fiscal year ending March 31, 2017 onwards. Climate change targets are verified by WWF and a third-party verification body for their degrees of difficulty and progress.

Further details of the group environmental mid-term targets “Green Management 2020” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr_report/.

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 17, 2016.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Research and development costs for the three months ended June 30, 2016 totaled 110.2 billion yen. There were no significant changes in research and development activities for the period.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 17, 2016.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

As of June 30, 2016, Sony Corporation had 6,347 employees, a decrease of 4,164 employees from 10,511 employees as of March 31, 2016. The total number of employees decreased mainly due to the separation of its Semionductors business to a subsidiary. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 17, 2016. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 17, 2016

https://www.sec.gov/Archives/edgar/data/313838/000119312516624169/d168822d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 505.8 billion yen in unused committed lines of credit, as of June 30, 2016. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2018, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 500 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2017, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

Ⅲ	Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2016)	As of the filing date of the Quarterly Securities Report (August 4, 2016)
Common stock	1,262,618,460	1,262,638,760	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,262,618,460	1,262,638,760	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.	The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during August 2016, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Not applicable.

Note for readers of this English translation: The above means that there was no issuance of SARs during the three months ended June 30, 2016.

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Description of Rights Plan

Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued	Balance of the total number of shares issued	Change in the amount of common stock	Balance of the amount of common stock	Change in the legal capital surplus	Balance of the legal capital surplus
	(Thousands)	(Thousands)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)	(Yen in Millions)
From April 1 to June 30, 2016	125	1,262,618	134	859,002	134	1,072,695

Notes:

1.	The increase is due to the exercise of SARs.
2.	Upon the exercise of SARs during the period from July 1, 2016 to July 31, 2016 the total number of shares issued increased by 20 thousand shares, and the amount of common stock and the legal capital surplus increased by 29 million yen, respectively.

vi) Status of Major Shareholders

(As of June 30, 2016)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	104,732	8.29
JPMorgan Chase Bank 380055 *2 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	64,641	5.12
Japan Trustee Services Bank, Ltd. (Trust account) *3	1-8-11, Harumi, Chuo-ku, Tokyo	62,976	4.99
The Master Trust Bank of Japan, Ltd. (Trust account) *3	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	53,632	4.25
State Street Bank and Trust Company *2 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	39,441	3.12
The Bank of New York Mellon SA/NV 10 *2 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	Brussels, Belgium (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	21,921	1.74
State Street Bank and Trust Company 505223 *2 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	18,809	1.49
State Street Bank West Client - Treaty 505234 *2 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	17,600	1.39
State Street Bank and Trust Company 505225 *2 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	15,901	1.26
Japan Trustee Services Bank, Ltd. (Trust account 6) *3	1-8-11, Harumi, Chuo-ku, Tokyo	14,475	1.15
Total		414,127	32.80

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
*3.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
4.	Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of April 4, 2014 and reported that it held shares of the Company as of March 31, 2014 as provided in the below table. As of June 30, 2016, the Company has not been able to confirm any entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.
Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.	BlackRock Japan Co., Ltd. sent a copy of its “Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of July 22, 2014 and reported that it held shares of the Company as of July 15, 2014 as provided in the below table. As of June 30, 2016, the Company has not been able to confirm any entry of BlackRock Japan Co., Ltd. in the register of shareholders.
Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	52,314	5.01

6.	Capital Research and Management Company filed its “Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of May 20, 2016 and reported that it held shares of the Company as of May 13, 2016 as provided in the below table. As of June 30, 2016, the Company has not been able to confirm any entry of Capital Research and Management Company in the register of shareholders.
Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	86,520	6.85

vii) Status of Voting Rights

1) Shares Issued

(As of June 30, 2016)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,054,900	—	—
Shares with full voting rights (Others)	1,259,374,900	12,593,749	—
Shares constituting less than one full unit	2,188,660	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,262,618,460	—	—
Total voting rights held by all shareholders	—	12,593,749	—
Note:	Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,500 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 195 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of June 30, 2016)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,054,900	—	1,054,900	0.08
Total	—	1,054,900	—	1,054,900	0.08
Note:	In addition to the 1,054,900 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)     Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2016 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV Financial Statements

(1) Consolidated Financial Statements

(i)	Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2016	At June 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	983,612	631,074
Marketable securities	946,397	897,494
Notes and accounts receivable, trade	926,375	917,215
Allowance for doubtful accounts and sales returns	(72,783)	(47,800)
Inventories	683,146	717,930
Other receivables	206,058	234,730
Deferred income taxes	40,940	38,744
Prepaid expenses and other current assets	482,982	512,999
Total current assets	4,196,727	3,902,386
Film costs	301,228	310,317
Investments and advances:
Affiliated companies	164,874	161,296
Securities investments and other	9,069,209	9,208,539
	9,234,083	9,369,835
Property, plant and equipment:
Land	121,707	120,204
Buildings	655,379	635,916
Machinery and equipment	1,795,991	1,773,934
Construction in progress	69,286	57,891
	2,642,363	2,587,945
Less – Accumulated depreciation	1,821,545	1,803,994
	820,818	783,951
Other assets:
Intangibles, net	615,754	576,101
Goodwill	606,290	567,870
Deferred insurance acquisition costs	511,834	510,568
Deferred income taxes	97,639	96,533
Other	289,017	264,184
	2,120,534	2,015,256
Total assets	16,673,390	16,381,745

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2016	At June 30, 2016
LIABILITIES
Current liabilities:
Short-term borrowings	149,272	111,116
Current portion of long-term debt	187,668	154,189
Notes and accounts payable, trade	550,964	609,843
Accounts payable, other and accrued expenses	1,367,115	1,194,303
Accrued income and other taxes	88,865	89,072
Deposits from customers in the banking business	1,912,673	1,900,796
Other	574,193	523,156
Total current liabilities	4,830,750	4,582,475
Long-term debt	556,605	533,718
Accrued pension and severance costs	462,384	452,981
Deferred income taxes	450,926	448,895
Future insurance policy benefits and other	4,509,215	4,601,792
Policyholders’ account in the life insurance business	2,401,320	2,388,889
Other	330,302	298,256
Total liabilities	13,541,502	13,307,006
Redeemable noncontrolling interest	7,478	6,293
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2016–Shares authorized: 3,600,000,000, shares issued: 1,262,493,760	858,867
At June 30, 2016–Shares authorized: 3,600,000,000, shares issued: 1,262,618,460		859,002
Additional paid-in capital	1,325,719	1,326,415
Retained earnings	936,331	957,497
Accumulated other comprehensive income –
Unrealized gains on securities, net	140,736	149,765
Unrealized losses on derivative instruments, net	(1,198)	(1,343)
Pension liability adjustment	(371,739)	(368,523)
Foreign currency translation adjustments	(421,117)	(510,364)
	(653,318)	(730,465)
Treasury stock, at cost
Common stock
At March 31, 2016–1,047,745 shares	(4,259)
At June 30, 2016–1,054,928 shares		(4,280)
	2,463,340	2,408,169
Noncontrolling interests	661,070	660,277
Total equity	3,124,410	3,068,446
Total liabilities and equity	16,673,390	16,381,745

The accompanying notes are an integral part of these statements.

(ii)	Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2015	2016
Sales and operating revenue:
Net sales	1,503,311	1,362,517
Financial services revenue	277,689	230,909
Other operating revenue	27,059	19,773
	1,808,059	1,613,199
Costs and expenses:
Cost of sales	1,134,269	1,015,623
Selling, general and administrative	378,722	338,097
Financial services expenses	232,038	181,631
Other operating (income) expense, net	(33,454)	20,873
	1,711,575	1,556,224
Equity in net income (loss) of affiliated companies	423	(783)
Operating income	96,907	56,192
Other income:
Interest and dividends	2,652	3,227
Gain on sale of securities investments, net	50,782	72
Foreign exchange gain, net	—	1,615
Other	647	1,030
	54,081	5,944
Other expenses:
Interest	4,394	3,801
Foreign exchange loss, net	5,746	—
Other	2,138	1,319
	12,278	5,120
Income before income taxes	138,710	57,016
Income taxes	39,812	20,475
Net income	98,898	36,541
Less - Net income attributable to noncontrolling interests	16,457	15,375
Net income attributable to Sony Corporation’s stockholders	82,441	21,166

	Yen
	Three months ended June 30
	2015	2016
Per share data:	-	-
Net income attributable to Sony Corporation’s stockholders
– Basic	70.52	16.78
– Diluted	70.36	16.44

The accompanying notes are an integral part of these statements.

(iii)	Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2015	2016
Net income	98,898	36,541
Other comprehensive income, net of tax ―
Unrealized gains (losses) on securities	(47,066)	20,395
Unrealized losses on derivative instruments	(636)	(145)
Pension liability adjustment	202	3,226
Foreign currency translation adjustments	27,607	(90,998)
Total comprehensive income (loss)	79,005	(30,981)
Less – Comprehensive income attributable to noncontrolling interests	13,460	25,000
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	65,545	(55,981)

The accompanying notes are an integral part of these statements.

(iv)	Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended June 30
	2015	2016
Cash flows from operating activities:
Net income	98,898	36,541
Adjustments to reconcile net income to net cash provided by (used in) operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	87,021	93,557
Amortization of film costs	63,356	61,229
Accrual for pension and severance costs, less payments	(3,035)	3,449
Other operating (income) expense, net	(33,454)	20,873
Gain on sale or devaluation of securities investments, net	(50,706)	(72)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(19,088)	47,138
Loss on revaluation or impairment of securities investments held in the financial services business, net	2,069	2
Deferred income taxes	5,471	(266)
Equity in net (income) loss of affiliated companies, net of dividends	798	2,533
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(83,030)	(80,709)
Increase in inventories	(103,603)	(75,044)
Increase in film costs	(105,273)	(98,223)
Increase in notes and accounts payable, trade	132,276	76,274
Decrease in accrued income and other taxes	(6,378)	(2,776)
Increase in future insurance policy benefits and other	128,265	55,216
Increase in deferred insurance acquisition costs	(21,790)	(20,528)
Increase in marketable securities held in the financial services business for trading purposes	(21,679)	(26,702)
Increase in other current assets	(62,015)	(75,600)
Decrease in other current liabilities	(147,587)	(62,884)
Other	(14,806)	62,178
Net cash provided by (used in) operating activities	(154,290)	16,186

(Continued on following page.)

Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Three months ended June 30
	2015	2016
Cash flows from investing activities:
Payments for purchases of fixed assets	(77,034)	(106,002)
Proceeds from sales of fixed assets	2,484	1,829
Payments for investments and advances by financial services business	(316,299)	(205,729)
Payments for investments and advances (other than financial services business)	(4,323)	(2,585)
Proceeds from sales or return of investments and collections of advances by financial services business	153,984	88,144
Proceeds from sales or return of investments and collections of advances (other than financial services business)	74,358	2,383
Proceeds from sales of businesses	17,790	—
Other	(22,962)	2,782
Net cash used in investing activities	(172,002)	(219,178)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	9,712	1,031
Payments of long-term debt	(84,767)	(48,607)
Increase (decrease) in short-term borrowings, net	62,111	(34,895)
Increase in deposits from customers in the financial services business, net	20,392	12,406
Dividends paid	(59)	(12,679)
Other	(15,212)	(15,809)
Net cash used in financing activities	(7,823)	(98,553)
Effect of exchange rate changes on cash and cash equivalents	12,789	(50,993)
Net decrease in cash and cash equivalents	(321,326)	(352,538)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612
Cash and cash equivalents at end of the period	628,087	631,074

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Recently adopted accounting pronouncements:

Amendments to the consolidation analysis -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement -

In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This ASU does not affect the accounting for service contracts by a customer. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

(2)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(3)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2015 have been made to conform to the presentation for the three months ended June 30, 2016.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2016				June 30, 2016
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Available-for-sale:
Debt securities:
Japanese national government bonds	1,136,478	218,863	(6)	1,355,335	1,141,854	262,897	(7)	1,404,744

Japanese local government bonds	60,707	86	(254)	60,539	61,788	107	(326)	61,569

Japanese corporate bonds	132,739	11,472	(230)	143,981	144,239	19,284	(387)	163,136

Foreign government bonds	35,896	5,724	(160)	41,460	20,801	1,811	(254)	22,358

Foreign corporate bonds	415,994	5,738	(3,185)	418,547	381,750	3,071	(4,011)	380,810

Other	884	0	—	884	7,974	0	—	7,974
	1,782,698	241,883	(3,835)	2,020,746	1,758,406	287,170	(4,985)	2,040,591

Equity securities	44,752	70,590	(21)	115,321	44,628	57,504	(820)	101,312

Held-to-maturity securities:
Japanese national government bonds *	5,353,080	2,020,621	—	7,373,701	5,366,133	2,791,611	—	8,157,744

Japanese local government bonds	4,480	522	—	5,002	4,171	565	—	4,736

Japanese corporate bonds	61,811	17,382	—	79,193	119,049	28,504	—	147,553

Foreign government bonds	42,934	10,631	—	53,565	44,247	14,497	—	58,744

Foreign corporate bonds	198	24	—	222	198	22	—	220
	5,462,503	2,049,180	—	7,511,683	5,533,798	2,835,199	—	8,368,997

Total	7,289,953	2,361,653	(3,856)	9,647,750	7,336,832	3,179,873	(5,805)	10,510,900

* As of June 30, 2016, held-to-maturity securities include 31,559 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2016
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	501,448	297,793	—	799,241	799,241	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,355,335	—	1,355,335	5,084	1,350,251	—	—
Japanese local government bonds	—	60,539	—	60,539	6,515	54,024	—	—
Japanese corporate bonds	—	140,635	3,346	143,981	5,727	138,254	—	—
Foreign government bonds	—	41,460	—	41,460	2,309	39,151	—	—
Foreign corporate bonds	—	402,694	15,853	418,547	124,680	293,867	—	—
Other	—	—	884	884	—	884	—	—
Equity securities	115,200	121	—	115,321	—	115,321	—	—
Other investments *1	7,179	4,027	13,463	24,669	—	24,669	—	—
Derivative assets *2, *3	437	17,391	—	17,828	—	—	17,257	571
Total assets	624,264	2,319,995	33,546	2,977,805	943,556	2,016,421	17,257	571
Liabilities:
Derivative liabilities*2,*3	668	48,467	—	49,135	—	—	20,680	28,455
Total liabilities	668	48,467	—	49,135	—	—	20,680	28,455

	Yen in millions
	June 30, 2016
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities

Assets:
Trading securities	478,023	294,630	—	772,653	772,653	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,404,744	—	1,404,744	4,477	1,400,267	—	—
Japanese local government bonds	—	61,569	—	61,569	7,146	54,423	—	—
Japanese corporate bonds	—	159,786	3,350	163,136	6,030	157,106	—	—
Foreign government bonds	—	22,358	—	22,358	2,576	19,782	—	—
Foreign corporate bonds	—	363,901	16,909	380,810	100,089	280,721	—	—
Other	—	—	7,974	7,974	—	7,974	—	—
Equity securities	101,212	100	—	101,312	—	101,312	—	—
Other investments *1	7,018	3,742	11,748	22,508	—	22,508	—	—
Derivative assets *2, *3	4,326	30,675	—	35,001	—	—	34,210	791
Total assets	590,579	2,341,505	39,981	2,972,065	892,971	2,044,093	34,210	791
Liabilities:
Derivative liabilities*2,*3	26	49,679	—	49,705	—	—	21,834	27,871
Total liabilities	26	49,679	—	49,705	—	—	21,834	27,871

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. The circumstances include when long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when the estimated undiscounted future cash flows are determined to be less than the carrying value of the asset or asset group. During the three months ended June 30, 2016, Sony measured fair value of long-lived assets related to the camera module business in the Semiconductors segment and recorded impairment losses of 20,303 million yen. These measurements are classified as level 3 because significant unobservable inputs, such as conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurement.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the three months ended June 30, 2015 and 2016 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	2,317,077	611,392	2,928,469
Exercise of stock acquisition rights	1,130	—	1,130
Stock-based compensation	287	—	287
Comprehensive income:
Net income	82,441	16,457	98,898
Other comprehensive income, net of tax ―
Unrealized losses on securities	(43,356)	(3,710)	(47,066)
Unrealized losses on derivative instruments	(636)	—	(636)
Pension liability adjustment	200	2	202
Foreign currency translation adjustments	26,896	711	27,607
Total comprehensive income	65,545	13,460	79,005
Dividends declared	—	(9,847)	(9,847)
Transactions with noncontrolling interests shareholders and other	26	1,985	2,011
Balance at June 30, 2015	2,384,065	616,990	3,001,055

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	268	—	268
Stock-based compensation	568	—	568
Comprehensive income:
Net income	21,166	15,375	36,541
Other comprehensive income, net of tax ―
Unrealized gains on securities	9,029	11,366	20,395
Unrealized losses on derivative instruments	(145)	—	(145)
Pension liability adjustment	3,216	10	3,226
Foreign currency translation adjustments	(89,247)	(1,751)	(90,998)
Total comprehensive income (loss)	(55,981)	25,000	(30,981)
Dividends declared	—	(16,434)	(16,434)
Transactions with noncontrolling interests shareholders and other	(26)	(9,359)	(9,385)
Balance at June 30, 2016	2,408,169	660,277	3,068,446

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the three months ended June 30, 2015 and 2016.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the three months ended June 30, 2015 and 2016 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2015	154,153	—	(201,131)	(338,305)	(385,283)
Other comprehensive income (loss) before reclassifications	(11,710)	(636)	(384)	27,607	14,877
Amounts reclassified out of accumulated other comprehensive income	(35,356)	—	586	—	(34,770)
Net current-period other comprehensive income (loss)	(47,066)	(636)	202	27,607	(19,893)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(3,710)	—	2	711	(2,997)
Balance at June 30, 2015	110,797	(636)	(200,931)	(311,409)	(402,179)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income (loss) before reclassifications	21,571	(2,628)	(35)	(90,998)	(72,090)
Amounts reclassified out of accumulated other comprehensive income	(1,176)	2,483	3,261	—	4,568
Net current-period other comprehensive income (loss)	20,395	(145)	3,226	(90,998)	(67,522)
Less: Other comprehensive income (loss) attributable to noncontrolling interests	11,366	—	10	(1,751)	9,625
Balance at June 30, 2016	149,765	(1,343)	(368,523)	(510,364)	(730,465)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for three months ended June 30, 2015 and 2016 is as follows:

	Yen in millions
	Three months ended June 30
	2015	2016
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	82,441	21,166

	Thousands of shares
Weighted-average shares outstanding	1,168,969	1,261,523
Effect of dilutive securities:
Stock acquisition rights	2,777	1,730
Zero coupon convertible bonds	—	23,962
Weighted-average shares for diluted EPS computation	1,171,746	1,287,215

	Yen
Basic EPS	70.52	16.78
Diluted EPS	70.36	16.44

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2015 and 2016 were 6,149 thousand shares and 9,679 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2015 and 2016 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Kumamoto Earthquake

In April 2016, a series of earthquakes occurred in the Kumamoto region of Japan. These earthquakes caused damage to certain fixed assets, including buildings, machinery and equipment, as well as inventories in manufacturing sites located in the Kumamoto region.

For the three months ended June 30, 2016, Sony incurred incremental losses and associated expenses including repair costs of fixed assets and a loss on disposal of inventories directly related to the damage caused by the earthquakes of 6,769 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were offset by insurance recoveries of 1,269 million yen, as described below. In addition, Sony incurred other expenses of 8,080 million yen, which included idle facility costs at manufacturing sites. These expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies that cover certain damage directly caused by the earthquakes for Sony Corporation and certain of its subsidiaries, including damage at manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories, as well as incremental expenses including removal and cleaning costs. These policies also provide business interruption coverage, including coverage for lost profits. For the three months ended June 30, 2016, Sony recorded insurance receivables of 1,269 million yen, representing a portion of the insurance recoveries that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period. Of the insurance receivables recorded during the period, substantially all relate to damaged assets and inventories, and do not include amounts for business interruption or lost profits. Sony concluded that the recoveries from insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables are recorded within other current assets in the consolidated balance sheets.

7.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of June 30, 2016, the total unused portion of the lines of credit extended under these contracts was 30,543 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding commitments as of June 30, 2016 amounted to 400,557 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of June 30, 2016, these subsidiaries were committed to make payments under such contracts of 118,861 million yen.

As discussed under the Guarantees section below, a subsidiary in the Music segment has entered into a binding Memorandum of Understanding on March 14, 2016 and a definitive agreement on April 15, 2016 (the “Music Publishing Purchase Agreements”) with a third-party investor to obtain full ownership of Sony’s U.S.-based music publishing subsidiary, the closing of which is subject to certain conditions including regulatory approval. As of June 30, 2016, the subsidiary was committed to make payments of 745 million U.S. dollars under the Music Publishing Purchase Agreements.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of June 30, 2016, these subsidiaries were committed to make payments of 58,095 million yen under such long-term contracts.

A subsidiary in the Game & Network Services segment has entered into long-term contracts for programming content. These contracts cover various periods mainly up to four years. As of June 30, 2016, this subsidiary was committed to make payments of 23,845 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within three years. As of June 30, 2016, Sony has committed to make payments of 14,250 million yen under such long-term contracts.

(3)	Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Certain of these lawsuits have reached a settlement, including the class action brought by the direct purchasers in the United States, which has received court approval. In addition, a proposed settlement of the class action brought by the indirect purchasers in the United States is pending court approval. However, certain other lawsuits continue. Based on the stage of the remaining investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class actions brought by the direct purchasers and the indirect purchasers in the United States, the proposed settlements of which are pending court approvals, other lawsuits continue. Based on the stage of the remaining investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of June 30, 2016 amounted to 34,887 million yen. The major components of these guarantees are as follows:

Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 257 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S.-based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of June 30, 2016, the fair value of the collateral exceeded 257 million U.S. dollars. Sony entered into the Music Publishing Purchase Agreements with the third-party investor to obtain full ownership of the U.S.-based music publishing subsidiary. Under the terms of the Music Publishing Purchase Agreements, Sony will pay the third-party investor a lump sum payment of 733 million U.S. dollars upon closing plus 17 million U.S. dollars of distributions to which the subsidiary previously committed. As of June 30, 2016, Sony has paid 5 million U.S. dollars of the distributions. The closing of the transaction is subject to certain closing conditions, including regulatory approval. Upon the successful close of the transaction, the guarantee provided to the creditor of the third-party investor will be terminated.

8.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016. As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment. In addition, the operations of the automotive camera business, which were included in the Imaging Products & Solutions (“IP&S”) segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The Mobile Communications (“MC”) segment includes the manufacture and sale of mobile phones and an Internet-related service business. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services business and production and sales of software. The IP&S segment includes the Still and Video Cameras business. The Home Entertainment & Sound (“HE&S”) segment includes Televisions, as well as, Audio and Video. The Semiconductors segment includes the image sensors and camera modules businesses. The Components segment includes the batteries and recording media businesses. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including, the disc overseas manufacturing business. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Segment sales and operating revenue:

	Yen in millions
	Three months ended June 30
	2015	2016
Sales and operating revenue:
Mobile Communications - Customers	279,536	184,868
Intersegment	988	1,055
Total	280,524	185,923
Game & Network Services - Customers	265,898	310,768
Intersegment	22,691	19,611
Total	288,589	330,379
Imaging Products & Solutions - Customers	163,514	120,365
Intersegment	1,233	1,861
Total	164,747	122,226
Home Entertainment & Sound - Customers	252,487	234,915
Intersegment	662	1,004
Total	253,149	235,919
Semiconductors - Customers	150,506	118,273
Intersegment	36,859	26,157
Total	187,365	144,430
Components - Customers	49,007	37,841
Intersegment	8,079	6,295
Total	57,086	44,136
Pictures - Customers	171,420	183,123
Intersegment	129	194
Total	171,549	183,317
Music - Customers	126,980	138,019
Intersegment	3,211	3,495
Total	130,191	141,514
Financial Services - Customers	277,689	230,909
Intersegment	1,697	1,810
Total	279,386	232,719
All Other - Customers	58,710	47,431
Intersegment	18,866	13,154
Total	77,576	60,585
Corporate and elimination	(82,103)	(67,949)
Consolidated total	1,808,059	1,613,199

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Three months ended June 30
	2015	2016
Operating income (loss):
Mobile Communications	(22,924)	415
Game & Network Services	19,459	44,031
Imaging Products & Solutions	17,731	7,506
Home Entertainment & Sound	10,923	20,241
Semiconductors	32,724	(43,549)
Components	(2,298)	(4,735)
Pictures	(11,687)	(10,640)
Music	31,750	15,938
Financial Services	45,972	48,547
All Other	(2,097)	(2,072)
Total	119,553	75,682
Corporate and elimination	(22,646)	(19,490)
Consolidated operating income	96,907	56,192
Other income	54,081	5,944
Other expenses	(12,278)	(5,120)
Consolidated income before income taxes	138,710	57,016

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ending March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization. As a result of this change, an increase in corporate income of 6,503 million yen is included in the Corporate and elimination for the fiscal year ending March 31, 2017. Conversely, an increase (decrease) in expenses totaling the same amount is included in each of the following business segments: 653 million yen in the MC segment, (28) million yen in the G&NS segment, 816 million yen in the IP&S segment, 2,897 million yen in the HE&S segment, 772 million yen in the Semiconductors segment, 323 million yen in the Components segment, 640 million yen in the Pictures segment and 430 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2015	2016
Mobile Communications	279,536	184,868

Game & Network Services
Hardware	129,465	119,165
Network	105,801	145,558
Other	30,632	46,045
Total	265,898	310,768

Imaging Products & Solutions
Still and Video Cameras	110,050	75,529
Other	53,464	44,836
Total	163,514	120,365

Home Entertainment & Sound
Televisions	168,920	166,293
Audio and Video	81,311	68,307
Other	2,256	315
Total	252,487	234,915

Semiconductors	150,506	118,273
Components	49,007	37,841

Pictures
Motion Pictures	58,175	75,322
Television Productions	50,975	44,193
Media Networks	62,270	63,608
Total	171,420	183,123

Music
Recorded Music	89,328	89,706
Music Publishing	17,844	15,651
Visual Media and Platform	19,808	32,662
Total	126,980	138,019

Financial Services	277,689	230,909
All Other	58,710	47,431
Corporate	12,312	6,687
Consolidated total	1,808,059	1,613,199

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

	Yen in millions
	Three months ended June 30
	2015	2016
Depreciation and amortization:
Mobile Communications	6,196	5,151
Game & Network Services	4,640	5,529
Imaging Products & Solutions	7,098	6,085
Home Entertainment & Sound	5,581	5,153
Semiconductors	21,950	25,306
Components	2,745	880
Pictures	5,252	4,934
Music	4,181	3,687
Financial Services, including deferred insurance acquisition costs	16,521	24,363
All Other	1,444	1,425
Total	75,608	82,513

Corporate	11,413	11,044

Consolidated total	87,021	93,557

	Yen in millions
	Three months ended June 30, 2015
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	7,737	315	8,052
Game & Network Services	15	—	15
Imaging Products & Solutions	44	—	44
Home Entertainment & Sound	(57)	—	(57)
Semiconductors	(30)	—	(30)
Components	—	—	—
Pictures	49	—	49
Music	77	—	77
Financial Services	—	—	—
All Other and Corporate	1,578	403	1,981
Consolidated total	9,413	718	10,131

	Yen in millions
	Three months ended June 30, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	322	—	322
Game & Network Services	110	—	110
Imaging Products & Solutions	7	—	7
Home Entertainment & Sound	12	—	12
Semiconductors	3	—	3
Components	—	—	—
Pictures	835	—	835
Music	110	—	110
Financial Services	—	—	—
All Other and Corporate	346	—	346
Consolidated total	1,745	—	1,745

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information -

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Three months ended June 30
Sales and operating revenue:	2015	2016
Japan	561,581	511,411
United States	352,393	353,614
Europe	367,705	345,517
China	130,701	109,073
Asia-Pacific	238,947	191,670
Other Areas	156,732	101,914
Total	1,808,059	1,613,199

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden

(2) Asia-Pacific:	India, South Korea and Oceania

(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the three months ended June 30, 2015 and 2016.

9.	Subsequent events

On July 28, 2016, Sony and Murata Manufacturing Co., Ltd. (“Murata”) announced that they have entered into a non-binding memorandum of understanding that confirms their intent to negotiate the transfer of the Sony Group’s battery business to the Murata Group (the “Transfer”). Sony and Murata will aim to execute binding definitive agreements, following further due diligence and negotiation of the detailed terms and conditions of the Transfer. There is a possibility that Sony will record a loss related to such Transfer if it signs binding definitive agreements with Murata, depending on the content of such agreements.

(2)	Other Information

(1) Dividends declared

A year-end dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on April 28, 2016 as below:

1. Total amount of year-end cash dividends:

12,614 million yen

2. Amount of year-end cash dividends per share:

10.00 yen

3. Payment date:

May 31, 2016

Year-end cash dividends for the fiscal year ended March 31, 2016 have been incorporated in the consolidated financial statements for the fiscal year ended March 31, 2016.

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of March 31, 2016.

(2) Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. In March 2014, the DOJ notified Sony that it had closed its investigation. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation, its subsidiary in Japan, Sony Optiarc Inc., and two other subsidiaries 31 million euros. In December 2015, Sony filed an appeal with the European Union’s General Court. Sony understands that the investigations by several other agencies have now ended, but one other agency continues to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. Certain of these lawsuits have reached a settlement, including the class action brought by the direct purchasers in the United States, which has received court approval. In addition, a proposed settlement of the class action brought by the indirect purchasers in the United States is pending court approval. However, certain other lawsuits continue. Based on the stage of the remaining investigation and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Although certain of these lawsuits have reached a settlement, including the class actions brought by the direct purchasers and the indirect purchasers in the United States, the proposed settlements of which are pending court approvals, other lawsuits continue. Based on the stage of the remaining investigations and cases, it is not possible to estimate the amount of losses or range of possible losses, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

A Sony subsidiary outside Japan is subject to a non-Japanese customs investigation in connection with the import and export of certain HE&S products. Sony is cooperating with the relevant government authorities. Based on the stage of this investigation and information currently available, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of this investigation.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.